                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-65067


PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 22, 1996)

[MERRY LAND LOGO]

$50,000,000
6.90% Notes due 2007

Interest payable February 1 and August 1
ISSUE PRICE:  99.707%

Interest on the 6.90% Notes due August 1, 2007 (the "Notes") of Merry Land & Investment Company, Inc. ("Merry Land" or the "Company") offered hereby will be payable semi-annually on February 1 and August 1, commencing on February 1, 1998. See "Description of Notes -- Principal and Interest." The Notes will mature on August 1, 2007. The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined), if any. See "Description of Notes -- Optional Redemption."

The Notes will be represented by one or more Global Securities (as herein defined) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------------------------------
                                                                     UNDERWRITING          PROCEEDS TO
                                                 PRICE TO            DISCOUNTS AND         THE
                                                 PUBLIC(1)           COMMISSIONS(2)        COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------
Per Note                                         99.707%             .650%                 99.057%
--------------------------------------------------------------------------------------------------------
Total                                            $49,853,500         $325,000              $49,528,500
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from July 28, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $100,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Piper & Marbury L.L.P., counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about July 28, 1997 through the facilities of DTC, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
              BT SECURITIES CORPORATION
                                    FIRST UNION CAPITAL MARKETS CORP.

July 23, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
The Company.................................................   S-3
Recent Developments.........................................   S-3
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-4
Description of Notes........................................   S-5
Certain Federal Income Tax Considerations to the Company of
   its REIT Election........................................  S-10
Underwriting................................................  S-12
Experts.....................................................  S-12
Legal Opinions..............................................  S-12

                         PROSPECTUS

Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Use of Proceeds.............................................     3
Certain Ratios..............................................     3
Description of Debt Securities..............................     4
Description of Common Stock.................................    14
Description of Preferred Stock..............................    14
Description of Common Stock Warrants........................    18
Description of Depositary Shares............................    18
Plan of Distribution........................................    20
Experts.....................................................    21
Legal Opinions..............................................    21

                                  THE COMPANY

     Merry Land is one of the largest publicly owned real estate investment trusts ("REITs") in the United States and, among REITs, is one of the largest owners and operators of upscale, garden apartments in the United States based on recent data compiled by the National Association of Real Estate Investment Trusts. The Company had a total equity market capitalization of $1.1 billion at June 30, 1997. At that date, the Company owned a high quality portfolio of 95 apartment communities located primarily in the Southern United States, containing 26,230 units and having an aggregate cost of $1.3 billion, an average occupancy rate of 93.5% and an average monthly rental rate of $685 per unit. The Company is a self-administered and self-managed REIT headquartered in Augusta, Georgia.

     Merry Land's objective is to increase funds from operations and to produce long term profitability for its stockholders while providing high quality apartment communities for its residents. The Company expects to achieve its financial objectives by producing greater cash flows through effective management of its existing apartment communities and by acquiring and developing additional apartment properties.

                              RECENT DEVELOPMENTS

     For the second quarter of 1997, rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share was $48.9 million, $12.0 million and $0.31, respectively, as compared to rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share of $43.4 million, $11.2 million and $0.32, respectively, for the second quarter of 1996. For the first six months of 1997, rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share was $96.6 million, $24.4 million and $0.64, respectively, as compared to rental income from apartments, net income available to common shareholders, and net income available to common shareholders per share of $84.8 million, $20.8 million and $0.61, respectively, for the comparable period in 1996.

     During the second quarter Merry Land acquired four communities, containing 1,186 units for $68.8 million. In April, the Company closed the purchase of Polos East Apartments in Orlando, Florida, a 308-unit luxury community, for $16.0 million. This gives the Company eight communities with 2,404 units in Orlando. In May, Merry Land bought its first community in Houston, Texas, Ranchstone, containing 220 units, for $11.3 million. In June, Merry Land made two acquisitions in Charlotte, North Carolina, The Oaks with 318 units for $20.3 million and The Point with 340 units for $21.3 million. The Company now has nine communities in Charlotte containing 2,456 units.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated at approximately $49.4 million. The Company intends to use the net proceeds to acquire and develop additional apartment properties. Pending such uses, the Company intends to invest temporarily the proceeds in interest bearing or other marketable securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company on June 30, 1997 and after giving effect to the issuance of the Notes offered by this Prospectus Supplement. This table should be read in conjunction with the financial statements of the Company and related notes incorporated by reference herein.

                                                                    JUNE 30, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Debt:
  Unsecured bank line.......................................  $   13,500    $   13,500
  Mortgage loans............................................      27,469        27,469
  6.625% Senior Notes, due 1999-2001........................     120,000       120,000
  7.25% Senior Notes, due 2002..............................      40,000        40,000
  6.875% Senior Notes, due 2003.............................      40,000        40,000
  6.875% Senior Notes, due 2004.............................      40,000        40,000
  7.25% Senior Notes, due 2005..............................     120,000       120,000
  6.90% Senior Notes, due 2007..............................          --        50,000
                                                              ----------    ----------
          Total debt........................................     400,969       450,969
Stockholders' Equity:
  Preferred Stock, no par value, 20,000,000 shares
authorized;
  $1.75 Series A Cumulative Convertible, 240,661 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................       6,017         6,017
  $2.205 Series B Cumulative Convertible, 4,000,000 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................     100,000       100,000
  $2.15 Series C Cumulative Convertible, 4,599,800 shares
     issued and outstanding, $25.00 per share liquidation
     preference.............................................     114,995       114,995
  8.29% Series D Cumulative Redeemable, 1,000,000 shares
     issued and outstanding, $50.00 per share liquidation
     preference.............................................      50,000        50,000
  Common Stock, no par value, $1.00 stated value,
     100,000,000 shares authorized; 38,607,565 shares issued
     and outstanding........................................      38,608        38,608
  Capital surplus...........................................     514,593       514,593
  Cumulative undistributed net earnings.....................      (3,320)       (3,320)
  Notes receivable from stockholders and ESOP...............     (22,630)      (22,630)
  Unrealized gain on securities.............................         475           475
                                                              ----------    ----------
          Total stockholders' equity........................     798,738       798,738
                                                              ----------    ----------
          Total capitalization..............................  $1,199,707    $1,249,707
                                                              ==========    ==========

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Debt Securities" set forth in the accompanying Prospectus, to which reference is hereby made.

     The Notes are to be issued under an Indenture, dated as of February 1, 1995 and a Supplemental Indenture dated as of June 1, 1995, (collectively, the "Indenture") between the Company and First Union National Bank of Georgia (the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the corporate trust office of the Trustee at 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Notes will be limited to an aggregate principal amount of $50,000,000. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly-held properties.

     As of June 30, 1997, on a pro forma basis after giving effect to the issuance of the Notes offered hereby and the application of the proceeds therefrom, the total outstanding indebtedness of the Company was approximately $451 million, of which approximately $27.5 million was secured. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Certain Covenants -- Limitations on Incurrence of Debt."

PRINCIPAL AND INTEREST

     The Notes will bear interest at 6.90% per annum and will mature on August 1, 2007. The Notes will bear interest from July 28, 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 1998 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the Security Register on the preceding January 15 or July 15 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to close.

     The principal of (and premium or Make-Whole Amount (as defined below), if any) and interest on the Notes will be payable at the corporate trust office of Marine Midland Bank (the "Paying Agent") in the City of New York, initially located at 140 Broadway, 12th Floor, New York, New York 10005, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307, 1001 and 1002).

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such Notes (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means .25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.I5(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

CERTAIN COVENANTS

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce
Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004).

     In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt. (Section 1004).

     The Company and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis. (Section 1004).

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004).

     As used herein, and in the Indenture.

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Service Charge" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries,

(ii) provision for taxes of the Company and its Subsidiaries based on income,
(iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's Consolidated Balance Sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through
(iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's Consolidated Balance Sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock), in each case on or prior to the Stated Maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, net as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

     "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities -- Certain Covenants" in the Prospectus for a description of additional covenants applicable to the Company.

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and Make-Whole Amount, if any) and interest (including all Additional Amounts, if any) on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officer's Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801, 803).

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default for 30 days in the payment of any installment of interest or Additional Amount payable on any Notes; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Note when due; (c) default in the performance or breach of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities other than the Notes), continued for 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which any indebtedness for money borrowed by the Company (or by a Subsidiary repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled, (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any of its Subsidiaries in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; or (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property (Section 501).

     See "Description of Debt Securities -- Events of Default, Notice and Waiver" in the Prospectus for a description of rights, remedies and other matters relating to Events of Default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described in the accompanying Prospectus, will apply to the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered global securities ("Global Securities") which will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described in the accompanying Prospectus under the caption "Description of Debt Securities -- Book-Entry System," the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO THE
                          COMPANY OF ITS REIT ELECTION

     The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any Notes depends upon the terms of the Notes, as well as such holder's particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Notes.

     EACH INVESTOR IS ADVISED TO CONSULT SUCH INVESTOR'S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND SALE OF THE NOTES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986 (the "Code"). The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     If the Company qualifies for tax treatment as a REIT, it will generally not be subject to federal corporate taxation on its net income to the extent currently distributed to its stockholders. This substantially eliminates the "double taxation" (at both the corporate and stockholder levels) that typically results from the use of corporate investment vehicles.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be an investor in real estate and to avoid excessive concentration of ownership of its capital stock. Among other requirements, the principal activities of a REIT must be real estate related. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or certain U.S. government securities. The Company may not own more than 10% of the outstanding voting securities of any corporation and no more than 5% of the value of the Company's assets may be invested in a single corporation; shares of qualified REITs and of certain wholly-owned subsidiaries are exempt from this prohibition. Additionally, gross income from the sale or other disposition of stock and securities held for less than one year, and of real property held for less than four years, must constitute less than 30% of the gross income for each taxable year of a REIT. For each taxable year, at least 75% of the REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gains from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and the REIT may not furnish services to residents, unless the services performed are of a type customarily rendered in connection with the rental of space for occupancy only. In this regard, it should be noted that the Company manages its real properties directly, but the Company believes that it provides only customary services. Moreover, rents do not qualify if the Company holds, directly or indirectly, more than a certain prescribed percentage interest in a tenant.

     The Company must satisfy certain ownership restrictions that limit concentration of ownership of capital stock directly or indirectly in the hands of a few individuals. The outstanding capital of the Company must be held by at least 100 stockholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. There are no restrictions in the Company's Articles that would limit the ability of a holder of common stock or preferred stock to transfer shares if such transfer would cause or contribute to a violation of the stock ownership requirements. Thus, while the Company intends to monitor carefully its stock ownership and expects to be able to meet the ownership requirements in the future, there can be no assurance that transfers of shares of capital stock beyond the control of the Company, or changes in the relative values of the preferred stock and the common stock, could not result in the Company's failure to satisfy the stock ownership requirements.

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its real estate investment trust taxable income (computed without regard to net capital gains or the dividends-paid deduction) for its taxable year to its stockholders annually, the Company itself will not be subject to federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of its taxable income. REITs may also incur taxes on certain categories of income (such as undistributed capital gain income and certain income from foreclosure property) for the alternative minimum tax, and for certain other activities. They may also be subject to federal excise tax to the extent distributions do not satisfy certain requirements, as well as to certain state, local and other taxes.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon holders of the Company's securities. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause and not willful neglect. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year. Further, the Company might be subject to taxation on any unrealized gain inherent in its assets at the time of such election. If disqualified, the Company would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct the dividends paid. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, substantial federal income tax liability on the Company attributable to such nonqualifying tax years could be imposed. In the event that the Company fails to meet certain income tests of the tax law, it may nonetheless retain its qualification as a REIT if it pays a 100% tax based upon the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such liabilities could result in the Company being unable to pay principal and interest on the Notes and could result in the Company being unable to pay dividends sufficient to maintain its REIT status.

                                  UNDERWRITING

     Subject to the terms and conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below severally, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                          PRINCIPAL AMOUNT
                      UNDERWRITER                             OF NOTES
                      -----------                         ----------------
J.P. Morgan Securities Inc. ............................    $30,000,000
BT Securities Corporation...............................    $10,000,000
First Union Capital Markets Corp........................    $10,000,000
                                                            -----------
          Total.........................................    $50,000,000
                                                            ===========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of its businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company.

                                    EXPERTS

     The audited financial statements of the Company incorporated by reference in this Prospectus Supplement and elsewhere in the registration statement of which this Prospectus Supplement is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 36,066 shares of common stock.

PROSPECTUS
                                  $500,000,000

                               [MERRY LAND LOGO]
              DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES,
                     COMMON STOCK AND COMMON STOCK WARRANTS
                               ------------------
     Merry Land & Investment Company, Inc. ("Merry Land" or the "Company") may from time to time offer in one or more series (i) its unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares or fractional shares of its preferred stock, without par value (the "Preferred Stock"), (iii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (iv) shares of its common stock, without par value (the "Common Stock"), or (v) warrants to purchase Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (each, a "Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Stock, Common Stock or other Company securities, additional covenants, and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the Offered Securities and the method and terms of the offering.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

                The date of this Prospectus is January 22, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its Regional Offices located at: 75 Park Place, New York, New York 10017; and 500 West Madison Street, Chicago, Illinois 60661; and can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed a registration statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information, reference is made to such Registration Statement and to the exhibits, which may be inspected and copied at or obtained from the Commission's public reference facilities, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. Each statement made in this Prospectus with respect to a document that is filed as an exhibit to the Registration Statement is qualified by reference to such exhibit for a complete statement of the terms and conditions thereof.

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

          i. the Company's annual report on Form 10-K for the year ended December 31, 1994;

          ii. the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

          iii. the Company's current reports on Form 8-K filed on, February 14, 1995, March 13, 1995, June 8, 1995, June 19, 1995, June 23, 1995, July 14,
     1995, September 1, 1995, September 14, 1995, and November 8, 1995;

          iv. the Company's current reports on Form 8-K/A filed on January 24, 1995 amending the Company's report on Form 8-K filed on November 3, 1994, February 7, 1995 amending the Company's report on Form 8-K filed on August 15, 1994, June 21, 1995 amending the Company's report on Form 8-K filed on June 19, 1995, September 18, 1995 amending the Company's report on Form 8-K filed on June 8, 1995, and December 1, 1995 amending the Company's report on Form 8-K filed on September 14, 1995;

          v. the description of the Company's Common Stock, $1.75 Series A Cumulative Convertible Preferred Stock and $2.15 Series C Cumulative Convertible Preferred Stock contained in the Company's registration statements on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions; and

          vi. the Company's definitive proxy statement dated March 27, 1995 relating to the annual meeting of shareholders held on April 17, 1995.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated herein by reference or deemed to be incorporated herein by reference shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other amendment or supplement hereto or document subsequently incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates), will be provided without charge to each person who receives a copy of this Prospectus on the written or oral request of such person directed to W. Hale Barrett, the Company's Secretary, 624 Ellis Street, Augusta, Georgia 30901, telephone number
(706) 722-6756.

                                  THE COMPANY

     Merry Land is one of the largest owners and operators of upscale garden apartments in the Southern region of the United States. Merry Land became an independent publicly owned company in 1981 and has been managing apartment communities since 1982. The Company is a self-administered and self-managed real estate investment trust ("REIT") headquartered in Augusta, Georgia. At December 15, 1995, the Company owned 78 apartment communities containing 21,705 units and having an aggregate cost of $969.8 million. At September 30, 1995, the communities had an average occupancy of 95.2% and an average monthly rental rate of $624. The Company's apartment communities are located in Florida, Georgia, Maryland, North Carolina, Ohio, South Carolina, Tennessee, Texas and Virginia.

     Merry Land is a Georgia corporation. The Company's principal office is located at 624 Ellis Street, Augusta, Georgia 30901 and its telephone number is
(706) 722-6756.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to apartment properties, the acquisition of additional apartment properties and the development and construction of new apartment properties.

                                 CERTAIN RATIOS

     The following table sets forth the Company's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and Preferred Stock dividends for the periods shown.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1990   1991   1992   1993   1994
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  1.26x  1.69x  2.98x  5.58x  4.44x
Ratio of earnings to combined fixed charges and
  Preferred Stock dividends.................................  1.26x  1.69x  2.98x  3.29x  2.56x

     The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and Preferred Stock dividends was computed by dividing earnings by fixed charges and Preferred Stock dividends. For the purpose of computing these ratios, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on borrowed funds and amortization of debt discount and expense. Preferred Stock dividends consist of those dividends paid on the Company's $1.75 Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and $2.205 Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") during the respective periods set forth in the preceding table.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented by a supplemental indenture dated as of June 1, 1995 and as may be further supplemented from time to time (the "Senior Indenture"), between the Company and First Union National Bank of Georgia (the "Senior Indenture Trustee"), and the Subordinated Debt Securities are to be issued under an indenture dated as of February 1, 1995, as supplemented from time to time (the "Subordinated Indenture"), between the Company and First Union National Bank of Georgia (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The Senior Indenture and the form of the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and are available for inspection at the corporate trust office of the Senior Indenture Trustee in Atlanta, Georgia and the corporate trust office of the Subordinated Indenture Trustee in Atlanta, Georgia or as described under "Available Information." The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made herein relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination".

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more supplemental indentures to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          1. the title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

          2. the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          3. the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock (as defined in the Indentures), or the method by which any such portion will be determined;

          4. if convertible, any applicable limitations on the ownership or transferability of the Capital Stock into which such Debt Securities are convertible;

          5. the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          6. the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates, if any, for such Interest payable on any Registered Security on any Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          7. the place or places where the principal of (and premium or Make-Whole Amount (as defined), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer, conversion or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          8. the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          9. the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          10. whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;

          11. if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          12. whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          13. whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          14. provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          15. any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          16. whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions related thereto;

          17. the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

          18. whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option);

          19. the obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into shares of Capital Stock of the Company and the terms and conditions upon which such conversion shall be effected; and

          20. any other terms of such Debt Securities, which terms shall not be inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Debt Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309, and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Debt Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at Corporate Trust Administration, 999 Peachtree Street, N.E., Suite 1100, Atlanta, Georgia 30309; provided that at the option of the Company payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, registration or transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The

Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including all Additional Amounts, if any) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as described above under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date
(i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. The Prospectus Supplement for a particular series of Debt Securities may contain additional covenants of the Company with respect to such series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series: (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice to the Company as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or any Significant Subsidiary; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulations S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if
(a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and additional Amounts payable with respect to, such Debt Securities at the respective due dates or redemption dates thereof (Section 508 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modifications and amendment of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amount payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series, the consent of whose Holders is necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of each such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of either Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes:

          i. to evidence the succession of another Person to the Company as obligor under such Indenture;

          ii. to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture;

          iii. to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

          iv. to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect;

          v. to add, change or eliminate any provisions of either Indenture, provided that any such addition, change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision;

          vi. to secure the Debt Securities;

          vii. to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          viii. to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee;

          ix. to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture;

          x. to close either Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, either Indenture under the Trust Indenture Act; or

          xi. to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Debt Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debt Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Debt Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Debt Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Debt Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses
(a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Debt Securities or ranks pari passu with the Subordinated Debt Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Debt Securities are subordinated, and (3) the Subordinated Debt Securities (Section 101 of the Subordinated Indenture). At December 15, 1995, Senior Debt aggregated approximately $360.0 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary, mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under "Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any failure to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect to such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency, currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (h) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

TRUSTEES

     First Union National Bank of Georgia, the Senior Indenture Trustee and the Subordinate Indenture Trustee, also provides the Company's revolving line of credit facility and from time to time directly or through affiliates performs other services for the Company in the normal course of business.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Company's Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company has 100,000,000 shares of Common Stock authorized and 33,827,757 shares were outstanding at November 30, 1995. All outstanding shares of Common Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina. The Company's Common Stock is traded on the New York Stock Exchange under the symbol "MRY".

     The holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding Preferred Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Cumulative voting for directors is not permitted, which means that holders of more than 50% of all of the shares of Common Stock voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. Holders of Common Stock and Preferred Stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that relate only to the rights, terms or conditions of the Preferred Stock, that affect only the holders of the Preferred Stock, or that relate to the rights of the holders of the Preferred Stock if the Company fails to fulfill any of its obligations regarding the Preferred Stock. Upon any dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata all of the Company's assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of Preferred Stock. Holders of Common Stock have no preemptive right to purchase or subscribe for any shares of capital stock of the Company.

                         DESCRIPTION OF PREFERRED STOCK

     This summary of certain terms and provisions of the Company's Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Articles authorize the issuance of 20,000,000 shares of Preferred Stock, without par value, of which 677,470 shares of Series A Preferred Stock, 4,000,000 shares of Series B Preferred Stock and 4,599,800 shares of Series C Preferred Stock were issued and outstanding at November 30, 1995. All outstanding shares of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are fully paid and nonassessable.

     The transfer agent and registrar for the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

GENERAL

     Under the Articles, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of up to 20,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve. At November 30, 1995 the Company had 9,277,270 shares of Preferred Stock issued and outstanding of its 20,000,000 authorized shares of Preferred Stock.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series of Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series of Preferred Stock; (v) any conversion provisions of such series of Preferred Stock; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series of Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.

DIVIDEND RIGHTS

     Holders of Preferred Stock of each series will be entitled to receive, when as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Company.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to shareholders, the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding-up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding-up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding-up of the Company will be described in the Prospectus Supplement relating to such series.

REDEMPTION

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

SINKING FUND

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

CONVERSION RIGHTS

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

VOTING RIGHTS

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Georgia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.

OUTSTANDING PREFERRED STOCK

     Series A Preferred Stock. The Series A Preferred Stock ranks senior to the Common Stock, and pari passu with the Series B Preferred Stock and Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $1.75 per share of Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series A Preferred Stock are not redeemable by the Company prior to June 30, 1998, and at no time are the shares of Series A Preferred Stock redeemable for cash. On and after June 30, 1998, the shares of Series A Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series A Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series A Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series A Preferred Stock plus an amount per share of Series A Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Stock have no voting rights.

     Series B Preferred Stock. The Series B Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series C Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.205 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series B Preferred Stock are not redeemable by the Company prior to October 31, 1999, and at no time are the shares of Series B Preferred Stock redeemable for cash. On and after October 31, 1999, the shares of Series B Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of Common Stock as equals the liquidation preference of the Series B Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series B Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series B Preferred Stock plus an amount per share of Series B Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series B Preferred Stock have no voting rights.

     Series C Preferred Stock. The Series C Preferred Stock ranks senior to the Common Stock, and pari passu with the Series A Preferred Stock and the Series B Preferred Stock, with respect to payment of dividends and amounts upon liquidation, dissolution or winding-up. Holders of Series C Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available for payment, cumulative cash dividends at the rate per annum of $2.15 per share of Series C Preferred Stock. Dividends on the Series C Preferred Stock are payable quarterly in arrears on the last calendar day of March, June, September and December of each year.

     Shares of Series C Preferred Stock are not redeemable by the Company prior to March 31, 2000, and at no time are the shares of Series C Preferred Stock redeemable for cash. On and after March 31, 2000, the shares of Series C Preferred Stock are redeemable at the option of the Company, in whole or in part, for such number of shares of

Common Stock as equals the liquidation preference of the Series C Preferred Stock to be redeemed divided by the applicable conversion price as of the opening of business on the date set for such redemption, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange equals or exceeds the conversion price per share, subject to adjustments in certain circumstances.

     The holders of Series C Preferred Stock are entitled to receive in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, $25.00 per share of Series C Preferred Stock plus an amount per share of Series C Preferred Stock equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more. Except under certain circumstances or except as otherwise from time to time required by applicable law, the holders of Series C Preferred Stock have no voting rights.

                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following sets forth certain general terms and provisions of the Common Stock Warrants offered hereby. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants: (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Offered Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Offered Security;
(6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

                        DESCRIPTION OF DEPOSITARY SHARES

     The Company may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the Prospectus Supplement relating to such shares (the "Preferred Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. The form of Deposit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibit.

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders. (Deposit Agreement, Section 4.01)

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may sell such property and distribute the net proceeds from such sale to such holders. (Deposit Agreement, Section 4.02)

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of the related series of Preferred Stock and any money or other property, if any, represented by such Depositary Shares.

     If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Preferred Stock Depositary. (Deposit Agreement, Section 2.08)

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock. (Deposit Agreement, Section 4.05)

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. (Deposit Agreement, Section 6.01) The Deposit Agreement will only terminate if
(i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding-up of the Company and such distribution has been distributed to the holders of Depositary Receipts. (Deposit Agreement, Section 6.02)

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Preferred Stock Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. (Deposit Agreement, Section 5.07)

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary and its acceptance of such appointment. Such successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. (Deposit Agreement, Section 5.04)

     The Preferred Stock Depositary will forward to the holders of the Preferred Stock all reports and communications from the Company which are delivered to the Preferred Stock Depositary and which the Company is required or otherwise determines to furnish to such holders. (Deposit Agreement, Section 4.07)

     Neither the Preferred Stock Depositary nor the Company will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its negligence, willful misconduct or bad faith. Neither the Company nor the Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine. (Deposit Agreement, Section 5.03)

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to or through underwriters or may sell the Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                    EXPERTS

     The audited financial statements and schedules of the Company incorporated by reference in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL OPINIONS

     Certain legal opinions relating to tax matters and the Offered Securities will be passed upon for the Company by Hull, Towill, Norman & Barrett, P.C., Augusta, Georgia. Certain legal matters relating to the validity of the Offered Securities will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. W. Hale Barrett, a member of the firm of Hull, Towill, Norman & Barrett, P.C., is a director and secretary of the Company. He and members of his firm own 26,141 shares of the Company's Common Stock.